News Release 2002-11

December 17, 2002

TSX – QRL – Queenstake Resources Ltd.

SEC file number 0-24096

MAGISTRAL UPDATE

Operations at Queenstake’s 50% owned Magistral property are building rapidly to the nominal production rate of 34,000 ounces expected in the first twelve months of operation. Since placing the first ore on the pad in late August of this year, a total of 216,000 tonnes has now been crushed and placed. Since pouring the first bar on October 9th, some 3,676 ounces of gold have been poured and shipped. The average price received for production to date is $320 per ounce.

The mine and crusher production rate is now at 82% of nominal capacity and is expected to reach full capacity of 83,300 tonnes per month in January. The gold production rate is now at 70% of nominal and is expected to reach full rate in the first quarter of 2003. This rate of production acceleration corresponds to that projected in the Feasibility Study.

The start up has not been without its problems but none has been severe. Problems with the assay laboratory prevented mining with the required degree of selectivity, resulting in slightly lower grade material than planned being placed on the leach pads in the first few weeks of operation. Assay lab problems have been resolved. Generally, in the upper levels of San Rafael, higher tonnages of ore have been encountered than predicted by the block model, requiring a greater degree of selectivity than anticipated. Lower grade material is now being stockpiled for future treatment in order to optimize current production. Material currently being placed on the pads is at planned grade.

The metallurgical process has worked as planned since start up. Initial indications are that the material is leaching at the expected rate. The leach is currently being operated as a single stage leach and will be for several more weeks.

Queenstake President Chris Davie said, “We are delighted with the progress of production at Magistral. The team on site have met and solved every challenge of start up with great enthusiasm and we are confident that the steady expansion of production will continue into the New Year”

For further information call:

Chris Davie, President and Chief Executive Officer – 303-297-1557

Doris Meyer, Vice President Finance and Chief Financial Officer – 604-516-0566

email – info@queenstake.com    web – www.queenstake.com

NR02-11 - Forward-Looking Statements

This news release contains certain “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

The TSX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.